FILE NO. 0-25322
                                                        ----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                              For October 15, 2003


                       GENSCI REGENERATION SCIENCES INC.
--------------------------------------------------------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
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                    (Address of principal executive offices)

                        Toronto, Ontario M5R 3K4 CANADA
--------------------------------------------------------------------------------

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                           Form 20-F        |X|       Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                           Yes              |X|       No                |_|

                           Rule 12g-3-2(b) #: 82-2803

             ISOTIS ORTHOBIOLOGICS TAKES LAST STEP IN MERGER PROCESS
                     GENSCI ORTHOBIOLOGICS EXITS CHAPTER 11


Lausanne /  Bilthoven / Irvine,  October  15,  2003 - IsoTis S.A.  (SWX/Euronext
Amsterdam: ISON) and GenSci Regeneration Sciences Inc. (TSX: GNS) announce that on October 14, the United States Bankruptcy Court confirmed GenSci
OrthoBiologics' Chapter 11 Plan of Reorganization, thereby resulting in the company's emergence from bankruptcy protection. As widely expected, the emergence of GenSci OrthoBiologics effectively seals its merger with IsoTis. The Effective Date of the merger is October 27.

Jacques Essinger, Chief Executive Officer IsoTis, commented:

"The recent near unanimous vote in favour of the merger by both shareholder bases was a tremendous vote of confidence in IsoTis OrthoBiologics. The result of yesterday's hearing takes away the last hurdle for the new combination. Since the announcement of the merger in June, we have operated throughout under the realistic assumption that the hearing would have a positive outcome, and we have prepared the organization accordingly. We can now effectively execute our action plan, deliver to the shareholders the growth they voted for, and overall fulfill the promises of IsoTis OrthoBiologics."

James Trotman, MD, Founder and Chairman of GenSci and future Chairman of IsoTis, said:

"Today marks a momentous occasion. The emergence from Chapter 11 after almost two years is certainly something for us to celebrate. First I must thank our employees for their dedication, thus making the merger with IsoTis possible. Next, I want to thank our loyal customers, representatives and vendors who have helped us succeed in an environment where most companies would have failed. Our thanks also goes out to our shareholders, both long term investors as well as the new investors who have been recently introduced to our merging companies. Our full attention must now go to fulfill the immense potential which you have all made possible. "

LAST STEPS AFTER EFFECTIVE DATE
The Effective Date of the merger is October 27. Thereafter, the shares of GenSci OrthoBiologics and related assets are transferred to IsoTis by GenSci Regeneration Sciences Inc. ("GenSci Regeneration"), for which IsoTis will deliver 27,521,930 IsoTis shares (the "IsoTis Exchange Shares") to GenSci Regeneration. These shares are to be distributed among GenSci Regeneration's shareholders (after a certain withholding to pay for Canadian taxes) in connection with a Plan of Arrangement under the Company Act (British Columbia). It is expected that GenSci Regeneration shareholders will be able to trade their new IsoTis shares on the Euronext and SWX on October 31 and on the TSX the following week, barring any unforeseen circumstances. IsoTis has received conditional approval to list the IsoTis Shares (including the IsoTis Exchange Shares) on the Toronto Stock Exchange ("TSX"). Listing is subject to IsoTis meeting TSX requirements, including the filing of documentation as soon as possible after the closing of the GenSci Plan of Arrangement, currently scheduled for October 27, 2003. Listing on TSX will occur as soon as practicable thereafter.

                                     OUTLOOK
As previously stated, in light of recent revenue growth and market penetration trends of the company's products, management expects that full-year 2003 sales of IsoTis OrthoBiologics will slightly exceed 2002 combined sales of US$ 23 million. Management expects IsoTis OrthoBiologics to become cash-flow break-even and profitable during 2005.

For further information, contact:
---------------------------------
IsoTis:                             GenSci:
Hans Herklots                       Peter Ludlum,                      Louis G. Plourde
Media & investor relations          Chief Financial Officer            Investor/shareholder relations
Tel: +31(0)30 229 5271              Tel: +1 949 855 7154               Tel: + (800) 561-2955 (North America)
Fax: +31(0)30 228 0255              E-mail: peterl@Gensciinc.com       E-mail: IR@Gensci-regen.com
                                            --------------------               -------------------
E-mail: investor.relations@isotis.com
        -----------------------------
Web: genscimerger.isotis.com

Rochat & Partners                   Citigate First Financial:
Christophe Lamps                    Barbara Jansen
Tel: +41 79 476 26 87               Tel: +31 (0)20 575 40 80
E-mail: clamps@rochat-pr.ch         Fax: +31 (0)20 575 40 20
        -------------------
                                    E-mail: barbara.jansen@citigateff.nl
                                    ------------------------------------

(Certain statements in this Press Release are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,' 'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. and GenSci only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis/GenSci. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis' and GenSci's clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the combined Company's' products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the failure of IsoTis or GenSci shareholders to approve the merger transaction, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents, the risk that IsoTis and GenSci will not consummate the transaction, or that implementing the merger may not provide all or any of the benefits projected as it will place significant demands on our management. For a more detailed description of the risk factors and uncertainties affecting
IsoTis, refer to the Joint Information Circular and to IsoTis' reports filed from time to time with the Swiss Stock Exchange, SWX, Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to the Joint Information Circular and to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. IsoTis and GenSci are not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                           GENSCI REGENERATION SCIENCES INC.
                                           ---------------------------------
                                                    (REGISTRANT)


Date: 10-15-03                             /s/ Peter B. Ludlum
                                           --------------------------
                                           Peter B. Ludlum
                                           Chief Financial Officer